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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Executive Jets sells Legacy 650 to Air Hamburg

Switzerland, Geneva, May 19, 2015 –Embraer Executive Jetstoday announced that a purchase agreement was signed with Air Hamburg for a Legacy 650. With this acquisition, the Germany-based business charter operator, which serves European, Russian and Middle East destinations, expands its Embraer fleet to six aircraft – five Legacy 600/650 and one Phenom 300.The delivery of this aircraft is scheduled for the third quarter of 2015.

“We are pleased and privileged to support Air Hamburg’sgrowth with one more Legacy 650,” said Marco Túlio Pellegrini, President & CEO, Embraer Executive Jets. “Based on a proven platform with over 25 million hours flown, the Legacy 650 continues to deliver a superior and unparalleled customer experience.”

With more than 250 aircraft in operation worldwide, the Legacy 600/650 offer three distinct cabin zones, with the largest cabin, galley, lavatory, and baggage compartment in their classes.

“The Legacy 600/650 is a great aircraft. Three cabin zones and a huge baggage compartment together with the great dispatch reliability make the Legacy the perfect aircraft for our operation,” said Floris Helmers, CEO and Partner, Air Hamburg. “With today’s deal we will take delivery of three new Legacys to our fleet within three quarters of a year. One L650 joined the fleet in January, one L600 will be ferried from São José dos Campos in two weeks and today’s L650 will be delivered in September.”

About Air Hamburg

Air Hamburg was established in 2005 by the young entrepreneurs Floris Helmers and Alexander Lipsky, after managing their Hamburg based flight school FLUGSCHULE HAMBURG since 2001. A personal touch expressed by the slogan “SIMPLY PERSONAL” is the trademark of the aviation school and the airline. Both founders can still be found working as instructors and pilots.

AIR HAMBURG is focused on the following mission as basis for further expansion: Youngest fleet, no owners’ approval, and 100% crewed aircraft guarantee highest availability. The airline with 20 business jets generated a turnover in 2014 of EUR 53 million, with 180 employees.

The 20 jets with open base are available for flexible flights, 365 days a year, 24/7 due to a Dispatch and Sales team working in 3 shifts around the clock. The cockpit crews are simulator trained and fully customer minded. In the cabin, the highest level of service and catering can be guaranteed due to well trained cabin service representatives.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Executive Handling – our own FBO in HAM: hamburg-handling.com

Service from pilots for pilots at the airport of Hamburg. Our ground handling agents are taking care of the dispatch and processing of all ground proceedings of arriving and departing jets at the GAT of Hamburg.

For more information concerning the AIR HAMBURG group, please visit: air-hamburg.com

About the Legacy 650

The large Legacy 650 comfortably carries up to 14 passengers with privacy in three distinct cabin zones, and premium acoustic comfort. In addition to the best-in-class galley and a fully accessible in-flight baggage compartment that surpasses in size even those of most ultra-long range business jets, the aircraft may be configured with up to two lavatories. The Legacy 650 features internet connectivity and the latest generation in full HD in-flight entertainment, with Honeywell’s Ovation Select entertainment and cabin management system.

The Legacy 650 features advanced navigation capabilities and the Honeywell Primus Elite™ avionics suite. The Legacy 650 has a range of 3,900 nautical miles (7,223 kilometers) with four passengers, with NBAA IFR fuel reserves, which means that the aircraft can fly nonstop from Geneva, Switzerland to Boston, United States, or Mumbai, India.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the Phenom 300 light jet, the Legacy 500 midsize and Legacy 450 mid-light, the super midsize Legacy 600 and large Legacy 650, and the ultra-large Lineage 1000E. Completing ten years in the market, Embraer Executive Jets’ global fleet exceeds 860 aircraft, which are in operation in more than 60 countries and are supported by the Company’s global Customer Support and Services network of 76 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit www.embraerexecutivejets.com.

Follow us on Twitter: @EmbraerSA

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer